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                           April 15, 2022

       Sanjay Kalra
       Chief Financial Officer
       Harmonic Inc.
       2590 Orchard Parkway
       San Jose, California 95131

                                                        Re: Harmonic Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K Furnished
January 31, 2022
                                                            File No. 000-25826

       Dear Mr. Kalra:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Segment Financial Results, page 42

   1. You disclose gross profit and operating income on a consolidated and segment basis. Your current disclosures on
a consolidated basis outside of the segment footnote are non-GAAP measures. Please revise
to properly identify all non-GAAP measures and provide all
                                                        disclosures required by
Item 10(e) of Regulation S-K.
       Form 8-K Furnished January 31, 2022

       Exhibit 99.1, page 1

   2.                                                   It appears that
management has given your non-GAAP measure, Adjusted EBITDA
                                                        greater prominence than
the comparable GAAP measure. Please revise future filings to
 Sanjay Kalra
Harmonic Inc.
April 15, 2022
Page 2
         give greater or equal prominence to the GAAP measures. Refer to Instruction 2 of Item
         2.02 of Form 8-K, Item 10(e )(1)(i)(A) of Regulation S-K and Question
102.10 of the
         Division of Corporation Finance C&DIs on Non-GAAP Financial Measures
3. Please tell us how management determined segment revenue to be a non-GAAP measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameSanjay Kalra                              Sincerely,
Comapany NameHarmonic Inc.
                                                            Division of
Corporation Finance
April 15, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName